UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held Corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”), in compliance with the provisions of article 157, paragraph 4 of Law No. 6,404/76 (“Corporation Law”), and Brazilian Securities Commission (“CVM”) Instruction No. 358/2002, complementing the Material Facts released on September 2, 22, 23 and 28, 2016, November 23, 2016, and December 13, 2016, informs to its shareholders and to the market in general that, on the date, CPFL Energia received the correspondence transcribed below from State Grid Brazil Power Participações Ltda. (“State Grid Brazil”):

“Dear Sirs,

STATE GRID BRAZIL POWER PARTICIPAÇÕES LTDA., a limited liability company (sociedade limitada) organized and existing under the Laws of Brazil with its principal place of business in São Paulo, SP, at Avenida Paulista, No. 726, suite 1,207, room 04, Bela Vista, Zip Code 01310-910, enrolled with the Brazilian Taxpayers Registry (CNPJ/MF) under No. 26.002.119/0001-97 (“State Grid Brazil”), further to the joint notice sent by State Grid International Limited (State Grid Brazil’s controlling shareholder) and Camargo Correa S.A. on September 02, 2016, hereby informs you that:

1.                  Closing and Acquired Shares. The closing of the Share Purchase Agreement dated as of September 02, 2016, and entered into by and among State Grid Brazil, Camargo Correa S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação CESP, Fundação Sistel de Seguridade Social, Fundação Petrobras de Seguridade Social – PETROS and Fundação SABESP de Seguridade Social — SABESPREV (jointly, except for State Grid Brazil, the “Sellers”), and certain other parties thereto (respectively, “SPA” and “Closing”), was carried out on the date hereof. As a result, State Grid Brazil acquired from the Sellers, directly or indirectly by means of the acquisition of shares representing 100% of the capital stock of ESC Energia S.A., 556,164,817 common shares issued by CPFL Energia S.A. (“CPFL Energia”), representing approximately 54.64% of its voting and total capital stock. Due to the Closing, State Grid Brazil has become the controlling shareholder of CPFL Energia.

2.                  Price per CPFL Energia Share. The total price paid on the date hereof in Brazilian Reais (BRL) for the direct and indirect acquisition of the shares of CPFL Energia referred to in item 1.1 above was of R$ 25.51 per share of CPFL Energia, totaling approximately R$ 14.19 billion.

3.                  Price per CPFL Renováveis’ Share. Considering that CPFL Energia is the controlling shareholder of CPFL Energia Renováveis S.A. (“CPFL Renováveis”), the direct change of control of CPFL Energia resulted in the indirect change of the control of CPFL Renováveis. The value for each share of CPFL Renováveis held directly or indirectly by CPFL Energia was of R$ 12.20 per share of CPFL Renováveis, totaling approximately R$ 3.17 billion.

4.                  Change of Control Tender Offers. As previously disclosed, as a result of the Closing of the transaction that resulted in the direct change of control of CPFL Energia and in the indirect change of the control of CPFL Renováveis, State Grid Brazil shall perform a tender offer for the remaining outstanding common shares of CPFL Energia and a separate tender offer for the remaining outstanding common shares of CPFL Renováveis, excluding the common shares held directly or indirectly by CPFL Energia itself (“Change of Control Tender Offers”), in accordance with article 254-A of the Brazilian Corporation Law, articles 29 and 30 of CVM Instruction No. 361/02, the Novo Mercado Regulation and the rules set forth in the Bylaws of CPFL Energia and of CPFL Renováveis, as the case may be. The tender offers referred to in this communication shall only commence after they are duly registered with the CVM.

5.                  Price of the Change of Control Tender Offers. In compliance with the applicable regulations:

(a)               the per share price to be offered in the tender offer of CPFL Energia will be R$ 25.51 – which corresponds to the price per each share of CPFL Energia that was paid to the Sellers – plus interests accrued at the Selic rate from the Closing date until the settlement date of the Change of Control Tender Offer of CPFL Energia, to be paid in cash in Brazilian Reais; and

(b)          the per share price to be offered in the tender offer of CPFL Renováveis will be R$ 12.20 - which corresponds to the value for each share of CPFL Renováveis held directly or indirectly by CPFL Energia – plus interests accrued at the Selic rate from the Closing date until the settlement date of the Change of Control Tender Offer of CPFL Renováveis, to be paid in cash in Brazilian Reais.

6.                  Possibility of Deregistering CPFL Energia and/or CPFL Renováveis. Though no final decision has yet been made, State Grid Brazil is currently considering whether it will cause CPFL Energia to delist from the NYSE and/or cause CPFL Energia and/or CPFL Renováveis to deregister as category A issuers in Brazil (and to deregister as a public company in the United States, with respect to CPFL Energia) within one year of the date hereof. State Grid Brazil will inform the market by a subsequent communication should any decision to so delist CPFL Energia and/or deregister CPFL Energia and/or CPFL Renováveis ultimately be made.

7.                  Information about State Grid Group. State Grid Brazil is a subsidiary of State Grid International Development Limited (“SGID”), which, in its turn, is a subsidiary of State Grid Corporation of China (“SGCC”). SGCC is the second largest company in the world according to Fortune magazine, and provides electricity to 88% of China’s geographic area. Through SGID, SGCC has demonstrated a successful track record of investments in Australia, Brazil, Italy, Philippines, Portugal and Hong Kong, with a focus on regulated power transmission and distribution assets. SGID has been actively investing in the Brazilian power market and has acquired a total of 14 power transmission lines, which provides electricity to Brazil’s São Paulo and Rio de Janeiro states. In addition, SGID has been actively participating in concession bids, and has successfully won the concession agreement of Brazil’s Belo Monte Phase 1 and Phase 2 UHV hydroelectric transmission project. As of July 2016, SGID is one of the leading power transmission companies in Brazil, operating nearly 10,000 kilometers of power transmission lines and has another 6,000 kilometers power transmission lines under construction in Brazil.

8.                  Information about the Sellers. For the purposes of article 10, sole paragraph II, of CVM Instruction 358/02, State Grid Brazil informs that the qualification of the Sellers can be found at CPFL Energia’s Reference Form.

9.                  Purpose of the Acquisition by State Grid Brazil. The purpose of the acquisition by State Grid Brazil of a controlling interest in CPFL Energia is to diversify SGID’s business portfolio and to utilize the synergy between CPFL and existing transmission assets to strengthen the leading position in Brazilian power sector.

10.               Termination of CPFL Shareholders Agreement. As a result of the Closing, CPFL Shareholders Agreement was terminated on the date hereof.

11.               Financial Advisors. Santander Global Corporate Banking and BofA Merrill Lynch acted as financial advisers to State Grid Brazil in the transaction.

State Grid Brazil hereby requests CPFL Energia and CPFL Renováveis to disclose the content of this letter, and remains at your disposal should you require any additional clarifications with respect to the foregoing.

Very truly yours,

STATE GRID BRAZIL POWER PARTICIPAÇÕES LTDA.

Name: YANG QU

Position: CEO”

CPFL Energia also informs that, on the date hereof, the following individuals: Murilo Cesar Lemos dos Santos Passos, Francisco Caprino Neto, José Florêncio Rodrigues Neto, Decio Bottechia Junior, Arnaldo José Vollet, Martin Roberto Glogowsky, Fernando Luiz Aguiar Filho, Roberto Navarro Evangelista, Livio Hagime Kuze, Fernando Manuel Pereira Afonso Ribeiro, Heloisa Helena Silva de Oliveira and Carlos Alberto Cardoso Moreira delivered their resignation letters to their respective positions as effective and alternate members of the Company’s Board of Directors. In addition, the members of the Company’s Fiscal Board – effective and alternate – William Bezerra Cavalcanti Filho, Adalgiso Fragoso de Faria, João Pinto Rabelo Junior, Danilo Ferreira da Silva, Noel Dorival Giacomitti, Paulo Ionescu, Benilton Couto da Cunha and Luiza Damasio Ribeiro do Rosario delivered their resignation letters to their respective positions and, together with Marcelo de Andrade and Susana Amaral Silveira, who had delivered their resignation letters conditioned to the occurrence of the Closing, will no longer be members of the Fiscal Board of the Company as of today.

The election of the new members that will occupy the positions in the Company’s Board of Directors and Fiscal Board until the end of the term of office of the resigning members will take place at the Extraordinary Shareholders Meeting to be held on February 16, 2017, as per the call notice and management proposal already disclosed.

CPFL Energia will inform its shareholders and the market in general of any material developments regarding the facts now reported that are communicated to the company.

São Paulo, January 23, 2017.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 23, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.